Exhibit 99.63

CONSENT

To: Mayfair Gold Corp. (the “Company”)

Re: Registration Statement on Form 40-F of the Company

Ecometrix Inc. is an author of the report titled “Fenn-Gib Gold Project NI 43-101 Technical Report and Pre-Feasibility Study, Ontario, Canada” with a report date of January 14, 2026, with an effective date of December 19, 2025 (the “PFS”), originally prepared for the Company.

Ecometrix Inc. understands that the Company wishes to make reference to its name and the PFS in the Registration Statement on Form 40-F and any amendments or supplements and/or exhibits thereto or the documents incorporated by reference therein (collectively, the “Form 40-F”). Ecometrix Inc. further understands that the Company wishes to use extracts and/or information from the PFS in the Form 40-F. Ecometrix Inc. has been provided with a copy of the Form 40-F and has reviewed the proposed disclosure identified above.

Accordingly, in respect of the Form 40-F, Ecometrix Inc. does hereby consent to:

•	the use of, and references to, its name, including its status as an expert or “qualified person”;

•	the use of, and references to, the PFS in the Form 40-F; and

•

the use, in the Form 40-F, of any quotation from, or summarization of, or extracts and information from the PFS, or portions thereof, that were prepared by Ecometrix Inc., that Ecometrix Inc. supervised the preparation of and/or that Ecometrix Inc. has reviewed and approved.

Dated: January 20, 2026

Ecometrix Inc.

By:	/s/ Elizabeth Haack
Elizabeth Haack, Ph.D., Senior Vice-President and National Director - Environment